UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								September 13, 2007

Via Facsimile (86-10) 848 86 260 and US Mail

Chen Geng
Chairman of the Board of Directors
PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing, 100011
The People`s Republic of China

	Re:	PetroChina Company Limited
      Form 20-F for the Fiscal Year Ended December 31, 2006
		Filed May 11, 2007
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed June 20, 2006
		Form 6-K filed June 30, 2005
 		Response Letters Dated July 31, 2006, February 15, 2007;
June 19, 2007
      File No. 1-15006

Dear Mr. Geng:

      We have reviewed your response dated June 19, 2007 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment one from our letter dated
April
5, 2007, including your statement that one of the covenants in the underwriting agreement from your 2000 IPO prohibits you from acquiring interests in any assets in any country in which U.S. persons would be prohibited from directly or indirectly financing or investing in oil and gas related projects. We note also that it appears from your response, and from your prior responses, that China
Oil bought and sold assets in Sudan, a country subject to U.S. economic sanctions which prohibit U.S. persons from financing or investing in oil and gas related projects there. With a view to disclosure, please advise us when you acquired your interest in China
Oil; whether the referenced covenant applied to your interest in China Oil; and whether your interest in China Oil`s business activities in Sudanese oil conformed with the covenant.
2. We refer to your responses to comments one and two from our letter dated April 5, 2007 and comments four and five from our letter dated
August 18, 2006. You express your belief that your investors understand that you have no control over how dividends are ultimately used by CNPC and other shareholders. You also state that one of the primary concerns of investors was "whether the proceeds received from the initial public offering and listing of PetroChina`s ADSs ... would be used for funding CNPC`s operations associated with Iran, Syria and Sudan." In light of the covenants and other measures agreed to in 2000 and 2005 "to give comfort to investors that their investments would not violate U.S. economic sanctions regulations" or
"be used for funding CNPC`s operations associated with Iran, Syria and Sudan," please include disclosure in your future filings that addresses this investor concern, including the consideration, if any, you have given to implementing measures intended to give comfort to investors that your dividends and other payments to CNPC are not being used to fund CNPC`s operations associated with Iran, Syria and
Sudan.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please contact James Lopez at (202) 551-
3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chen Geng
PetroChina Company Limited
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